

Mail Stop 3561

September 2, 2009

<u>Via Fax & U.S. Mail</u>

Dr. Anastasios Aslidis
Chief Financial Officer
c/o Tasos Aslidis
Euroseas Ltd.
11 Canterbury Lane
Watchung, NJ 07069

> **Re:** **Euroseas Ltd**
> **Form 20-F for the year ended December 31, 2008**
> **File No. 001-33283**

Dear Mr. Aslidis:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 20-F for the Year Ended December 31, 2008

Note 1 – Basis of Presentation and General Information, page F-8

1. We note, from your discussion on page 14, that you are a holding company with no significant assets or operations apart from the equity interests in your wholly-owned subsidiaries. Please discuss the consideration given to the disclosure requirements of Schedule I of Rule 5-04 of Regulation S-X and to Rule 4-08 (e) (3) of Regulation S-X.

Note 2 – Significant Accounting Policies

Vessels, page F-14

2. We note the reduction in depreciation expense in fiscal 2008 and its impact upon net income for the period. Please also disclose the related per-share amounts for the current period pursuant to paragraph 22 of SFAS 154.

Note 4 – Vessels, net, page F-22

3. Please explain to us the facts and circumstances surrounding the sales of the "Ioanna P" and "Nikolaos P" resulting in an impairment charge of $25 million on assets with a book value of $31 million. Please include in your response the age of each ship, how you determined sale of such vessels was appropriate, and how the sales contracts were negotiated.

4. We note that your Form 6-K for the month of June 2009 includes financial statements for the quarter ended March 31, 2009. Reference is made to Footnote 9(g) of these financial statements with regard to your long-term debt. You state that the loan is secured, in part, by "first priority mortgage over M/V of Ioanna P." Please tell us whether this is the same vessel that you recently sold and, if so, explain how the contractual terms of the loan arrangement have been impacted by the sale.

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        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief